UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


_____________________________
OMB APPROVAL
OMB NUMBER: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response....11
_____________________________


                                 SCHEDULE 13G





                   Under the Securities Exchange Act of 1934
                         (Amendment No. _________________)*


                    	BOSTON LIFE SCIENCES, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                 		COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                   		100843408
             -----------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)



----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  100843408



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

	INGALLS & SNYDER LLC
	13-5156620




--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


     NEW YORK STATE

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES          0
BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH           2,500,000 (see item 6)
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH           0
--------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                   2,560,000 (See Item 6)
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,560,000 (See Item 6)
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.00 %   (see Item 6)
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

BD
--------------------------------------------------------------------------------



Item 1.     (a)   Name of Issuer:

                 	BOSTON LIFE SCIENCES INC.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                	20 NEWBURY ST
			BOSTON, MA 02116
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  INGALLS & SNYDER LLC
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  61 BROADWAY, NEW YORK, NY 10006
                  --------------------------------------------------------------
            (c)   Citizenship:
                             NEW YORK STATE
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  		COMMON STOCK
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                                100843408
                  --------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 240.13d-(1), or 13d-2(b) or (c), check whether the person filing is a:

            (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                        Act, (15 U.S.C 78o)

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the
			Act, (15 U.S.C 78c)

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act, (15 U.S.C 78c)

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act of 1940 (15 U.S.C 80a-8)

            (e)   [X]   Investment Adviser in accordance with Section
			240.13d-1(b)(1)(ii)(E)

            (f)   [ ]   Employee Benefit Plan or endowment fund in accordance
			to Section 240.13d-1(b)(ii)(F)

            (g)   [ ]   A parent holding company or control person in
			accordance with Section 240.13d-1(b)(1)(ii)(G)


	    (h)   [ ]   A savings associations as defined in Section 3(b) of the
			Federal Deposit Insurance Act (12 U.S.C 1813)

	    (i)	  [ ]	A church plan that is excluded from the definition of an
			investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3)

	    (j)   [ ] 	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)



Item 4.     Ownership.

            (a) Amount beneficially owned: 2,560,000---(see Item 6)-----------,

            (b) Percent of class: 9.0 %------(see Item 6)--------------------,

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote
	0---(see Item 6)--,

                  (ii) Shared power to vote or to direct the vote
	2,500,000  ---(see Item 6)---,

                  (iii) Sole power to dispose or to direct the disposition of 0---(see Item 6)-----,


                  (iv) Shared power to dispose or to direct the disposition of 2,560,000 --(see Item 6)-----



Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
		INAPPLICABLE

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.




Securities reported under sole voting and sole dispositive power include securities owned by certain Managing Directors of Ingalls & Snyder LLC ("I&S"). Securities reported under shared power to vote are owned by Ingalls & Snyder Value Partners, L.P. ("ISVP"), an investment partnership managed under an Investment
Advisory contract with I&S. Robert L. Gipson, "Gipson", a Senior Director of I&S and Thomas O. Boucher, Jr., a Managing Director of
I&S, are General Partners of ISVP and as such, share the power to vote the shares owned by it. ISVP owns a $4,000,000 convertible senior secured promisory note issued by Boston Life Sciences, Inc. ("BLSI") which may be converted into 2,000,000 shares of BLSI common stock.
ISVP also owns 500,000 BLSI warrants. Each warrant gives ISVP the right to purchase one share of BLSI common stock at $2.16.
In addition to his direct ownership of BLSI shares, Gipson owns 50,000 BLSI warrants which give him the right to purchase one share per warrant at a price of $2.15. Until 3/1/07 and 1,000,000 warrants which give him the right to purchase one share per warrant at a price of $2.00 until 12/31/06. Securities reported under shared dispositive power include ISVP shares and shares held in other I&S Accounts where Gipson manages the account under a discretionary letter. All shares reported assume the conversion of the promissory notes and the exercise of all warrants owned by Gipson and ISVP.
Gipson's beneficially owned direct shareholdings, when added to the shares beneficially owned by ISVP, aggregate in excess of 16%, of the outstanding adjusted common shares of BLSI. These shares are also reported in a separate 13G dated 9/17/02 filed by Gipson personally, including any amendments thereto.




Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

		INAPPLICABLE

Item 8.     Identification and Classification of Members of the Group.

		INAPPLICABLE

Item 9.     Notice of Dissolution of Group.

		INAPPLICABLE


Item 10.    Certification.



            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/10/03

INGALLS & SNYDER LLC
BY:

----------------------------------
                      (Signature)*
EDWARD H. OBERST
MANAGING DIRECTOR


----------------------------------
                      (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).